Schedule 13G/A	Page 1 of 9

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

F45 Training Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.00005 per share

(Title of Class of Securities)

30322L101

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G/A	Page 2 of 9

CUSIP No. 30322L101

1.	Names of Reporting Persons. MWIG LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 22,396,924
	6.	Shared Voting Power: N/A
	7.	Sole Dispositive Power: 22,396,924
	8.	Shared Dispositive Power: N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,396,924
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 23.0%*
12.	Type of Reporting Persons (See Instructions): OO

*The percentage is calculated based upon total outstanding shares of 97,315,803, as of November 11, 2022, as set forth in the Issuer’s Form 10-Q, filed on November 14, 2022.

Schedule 13G/A	Page 3 of 9

CUSIP No. 30322L101

1.	Names of Reporting Persons. FOD Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 22,396,924
	6.	Shared Voting Power: N/A
	7.	Sole Dispositive Power: 22,396,924
	8.	Shared Dispositive Power: N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,396,924
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 23.0%*
12.	Type of Reporting Persons (See Instructions): OO

*The percentage is calculated based upon total outstanding shares of 97,315,803, as of November 11, 2022, as set forth in the Issuer’s Form 10-Q, filed on November 14, 2022.

Schedule 13G/A	Page 4 of 9

CUSIP No. 30322L101

1.	Names of Reporting Persons. Michael T. Raymond
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 22,452,860
	6.	Shared Voting Power: N/A
	7.	Sole Dispositive Power: 22,410,125[1]
	8.	Shared Dispositive Power: N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,452,860
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 23.1%*
12.	Type of Reporting Persons (See Instructions): IN

1 Mr. Raymond holds a total of 55,936 shares of restricted stock, of which, 13,201 shares have vested. Mr. Raymond has the right to vote all of the shares of restricted stock, but only has dispositive authority over the vested shares. The remaining unvested restricted stock will vest on the earlier of (i) June 13, 2023 or (ii) the date of Issuer’s regular annual meeting of stockholders next following the date of grant.

*The percentage is calculated based upon total outstanding shares of 97,315,803, as of November 11, 2022, as set forth in the Issuer’s Form 10-Q, filed on November 14, 2022.

Schedule 13G/A	Page 5 of 9

Item 1. (a)	Name of Issuer: F45 Training Holdings Inc. (the “Issuer”)

Item 1. (b)	Address of Issuer's Principal Executive Offices: 801 Barton Springs Road, 9th Floor, Austin, Texas 78704

Item 2. (a)	Name of Person Filing:

This Schedule 13G is being filed by MWIG LLC (“MWIG”), FOD Capital, LLC (“FOD Capital”), and Michael T. Raymond (the “Manager”) with regard to common stock of F45 Training Holdings Inc. a Delaware corporation (the “Issuer”). FOD Capital is a family investment fund organized as a limited liability company under the laws of the State of Florida. The power to vote and dispose or direct the disposition of the securities of the issuer on behalf of FOD Capital is vested in Mr. Raymond, as portfolio manager.

Item 2. (b)	Address of Principal Business Office or, if none, Residence:

The principal business office of MWIG LLC is located at:

7009 Shrimp Road

Suite 4

Key West, FL 33040

The principal business office of FOD Capital, LLC is located at:

7009 Shrimp Road

Suite 4

Key West, FL 33040

The principal business office of Michael T. Raymond is located at:

Michael T. Raymond

2600 W. Big Beaver Rd.

Suite 300

Troy MI 48084

Schedule 13G/A	Page 6 of 9

Item 2. (c)	Citizenship: MWIG is a limited liability company organized under the laws of the State of Delaware. FOD Capital is a limited liability company organized under the laws of the State of Florida. Mr. Raymond is a citizen of the United States of America.

Item 2. (d)	Title of Class of Securities: Common Stock

Item 2. (e)	CUSIP Number: 30322L101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Schedule 13G/A	Page 7 of 9

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

MWIG -- 22,396,924

FOD Capital -- 22,396,924

Mr. Raymond -- 22,452,860

(b)	Percent of class:

MWIG -- 23.0%*

FOD Capital -- 23.0%*

Mr. Raymond -- 23.1%*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

MWIG -- 22,396,924

FOD Capital -- 22,396,924

Mr. Raymond -- 22,452,860

(ii)	Shared power to vote or to direct the vote: N/A

(iii)	Sole power to dispose or to direct the disposition of:

MWIG -- 22,396,924

FOD Capital -- 22,396,924

Mr. Raymond -- 22,410,125

(iv)	Shared power to dispose or to direct the disposition of: N/A

*The percentage is calculated based upon total outstanding shares of 97,315,803, as of November 11, 2022, as set forth in the Issuer’s Form 10-Q, filed on November 14, 2022.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Schedule 13G/A	Page 8 of 9

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

MWIG LLC
By: FOD Capital, LLC
Its: Manager

By:	/s/ Michael T. Raymond
Michael T. Raymond, Manager

FOD Capital, LLC

By:	/s/ Michael T. Raymond
Michael T. Raymond, Manager

Michael T. Raymond

By:	/s/ Michael T. Raymond
Michael T. Raymond, Individually

Schedule 13G/A	Page 9 of 9

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the “Act”) by and among the parties listed below, each referred to herein as a “Joint Filer”. The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: February 14, 2023

MWIG LLC
By: FOD Capital, LLC
Its: Manager

By:	/s/ Michael T. Raymond
Michael T. Raymond, Manager

FOD Capital, LLC

By:	/s/ Michael T. Raymond
Michael T. Raymond, Manager

Michael T. Raymond

By:	/s/ Michael T. Raymond
Michael T. Raymond, Individually